------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 31
                                      TO
                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
          (with respect to the Offer by Northrop Grumman Corporation)

                             --------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING ASSOCIATED SERIES A PARTICIPATING CUMULATIVE
                       PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   652228107
                     (CUSIP Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           -------------------------

                                With Copies to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

         ------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                                                                             2

     Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9, originally filed with the SEC on June 6, 2001 and as amended and supplemented prior to the date hereof (the "Northrop Grumman Schedule 14D-9"), with respect to the offer by Northrop Grumman to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Northrop Grumman Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The "Background" section under Item 4 of the Northrop Grumman Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

     On November 2, 2001, the U.S. Department of Justice informed the Company that it has officially closed its investigation into the possible acquisition of the Company by Northrop Grumman.



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                                                                             3

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            NEWPORT NEWS SHIPBUILDING INC.


                                             By:  /s/ STEPHEN B. CLARKSON
                                                 ----------------------------
                                                 Name:  Stephen B. Clarkson
                                                 Title: Vice President,
                                                        General Counsel and
                                                        Secretary

Dated: November 5, 2001



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                                                                             4

                               INDEX TO EXHIBITS

Exhibit No.        Description
------------       --------------

(a)(1)             Not Applicable.

*(a)(2)            Letter to stockholders from William P. Fricks dated June 6,
                   2001.

(a)(3)             Not Applicable.

(a)(4)             Not Applicable.

*(a)(5)(A)         Letter dated May 8, 2001 from Kent Kresa to William P.
                   Fricks (filed as Exhibit (a)(5)(C) to the General Dynamics
                   Statement).

*(a)(5)(B)         Complaint filed by Patricia Heinmuller in the Court of
                   Chancery of the State of Delaware, in and for New Castle
                   County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to
                   Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(C)         Complaint filed by Ellis Investments, Ltd. in the Court of
                   Chancery of the State of Delaware, in and for New Castle
                   County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to
                   Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(D)         Complaint filed by David Bovie in the Court of Chancery
                   of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit(a)(5)(ix) to Amendment No.
                   2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)         Complaint filed by Efrem Weitschner, in the Court of
                   Chancery of the State of Delaware, in and for New Castle
                   County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to
                   Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(F)         Complaint filed by Eric van Gelder, in the Court of
                   Chancery of the State of Delaware, in and for New Castle
                   County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to
                   Amendment No. 3 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)         Text of press release, dated June 6, 2001.

*(a)(5)(H)         Text of the June 2001, Volume 1 edition of the For Your
                   Benefit Newsletter, issued and distributed by the Company on June 6, 2001 (filed as Exhibit(a)(5)(M) to the General
                   Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(I)         Text of letter from Kent Kresa to William B. Fricks dated
                   June 15, 2001.

*(a)(5)(J)         Text of press release issued by Northrop Grumman, dated
                   June 21, 2001 (filed as Exhibit (a)(5)(G) to the Northrop
                   Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(K)         Text of press release issued by General Dynamics, dated
                   June 25, 2001 (filed as Exhibit (a)(5)(xiv) to the General
                   Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(L)         Text of press release issued by the Company, dated
                   October 4, 2001.

*(a)(5)(M)         Text of letter from Kent Kresa to William B. Fricks, dated
                   October 4, 2001.

*(a)(5)(N)         Text of press release issued by the Company, dated
                   October 5, 2001.

*(a)(5)(O)         Text of press release issued by the Company, dated
                   October 23, 2001.

*(a)(5)(P)         Complaint filed by the U.S. Department of Justice with the
                   District Court for the District of Columbia on October 23,
                   2001 (filed as Exhibit (a)(5)(xxviii) to Amendment No. 21 to the General Dynamics Schedule TO and incorporated herein by reference).


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                                                                             6


*(a)(5)(Q)         Text of press release issued by the Company, dated
                   October 26, 2001.

*(a)(5)(R)         Termination Agreement, dated October 26, 2001, between
                   General Dynamics and the Company.

*(e)(1) Confidentiality Agreement between Northrop Grumman and the Company.

(g)                Not Applicable.

* Previously filed.